Exhibit 11.1

Consent of Independent Auditor

To the Board of Directors CapRocq Core REIT, Inc.

We consent to the use in this Special Financial Report on Form 1-K of CapRocq Core REIT, Inc. of our independent auditor’s report dated July 26, 2017, relating to our audit of the consolidated balance sheet of CapRocq Core REIT, Inc. as of December 31, 2016 and of the related consolidated statement of operations, changes in stockholders’ deficit and cash flows for the period from August 24, 2016 (Date of Inception) through December 31, 2016, and of our independent auditor’s report dated July 26, 2017, relating to the statement of revenues and certain expenses of Village on the Creeks – Colgate for the year ended December 31, 2016.

/s/ JPMS Cox, PLLC

Little Rock, Arkansas

July 26, 2017